Exhibit 21

List of Subsidiaries

Name	Ownership %	State of Incorporation
Telkonet Communications, Inc.	100.0	Delaware
Microwave Satellite Technologies, Inc. (MST)	90.0	New Jersey
Interactivewifi.com, LLC (MST subsidiary)	50.0	New Jersey
Tevue, LLC (MST subsidiary)	37.5	New Jersey
Ethostream, LLC	100.0	Minnesota